Filed Pursuant to Rule 424(b)(3)

Registration No. 333-276590

PROSPECTUS SUPPLEMENT NO. 2

To Prospectus dated May 2, 2024

Up to 18,041,060 Shares of Class A Common Stock Issuable Upon Exercise of Warrants

Up to 3,913,043 Shares of Class A Common Stock Issuable Upon Conversion of Series A Preferred Stock

13,418,923 Shares of Class A Common Stock

3,874,394 Warrants

This prospectus supplement no. 2 supplements the prospectus dated May 2, 2024 (as supplemented to date, the “Prospectus”), which forms a part of the Registration Statement on Form S-1 (Registration No. 333-276590). Capitalized terms used in this prospectus supplement and not otherwise defined herein have the meanings specified in the Prospectus.

The Prospectus relates to the issuance by us of up to an aggregate of 21,954,103 shares of our Class A Common Stock, consisting of (i) up to 14,166,666 shares of Class A Common Stock that are issuable upon the exercise of 14,166,666 Public Warrants originally issued by our predecessor company, Anzu, as part of its IPO of units at a price of $10.00 per unit, with each unit consisting of one share of Anzu Class A Common Stock and one-third of one Public Warrant; (ii) up to 3,874,394 shares of Class A Common Stock that are issuable upon the exercise of 3,874,394 Shortfall Warrants issued to the Meteora FPA Parties for no additional consideration pursuant to the Forward Purchase Agreement; up to 2,173,913 shares of Class A Common Stock issuable upon conversion of 2,500,000 shares of our Series A Convertible Preferred Stock, issued to the Sponsor concurrently with the Closing in a private exchange offer for 2,500,000 shares of Anzu’s Class B Common Stock, originally issued in connection with the IPO at a price of $0.002 per share; (iv) up to 869,565 shares of Class A Common Stock issuable upon conversion of an aggregate of 1,000,000 shares of Series A Preferred Stock, which were issued to the PIPE Investors, each an affiliate of the Sponsor, in connection with the Closing at a price of $10.00 per share and have a conversion price of $11.50 per share; and (v) up to 869,565 shares of Class A Common Stock issuable upon conversion of 1,000,000 shares of Series A Preferred Stock, which were issued to GAT in connection with the Closing in exchange for the Legacy Envoy Bridge Note at a price of $10.00 per share and have a conversion price of $11.50 per share. We will receive the proceeds from any exercise of any Warrants, assuming the exercise in full of all of the Warrants for cash, but not from the sale of the shares of Class A Common Stock issuable upon such exercise.

The Prospectus and prospectus supplement also relate to the offer and sale from time to time by the Selling Securityholders named in the Prospectus of up to 3,874,394 Shortfall Warrants and up to 21,206,360 shares of Class A Common Stock, consisting of (i) up to 3,874,394 shares of Class A Common Stock that are issuable upon the exercise of 3,874,394 Shortfall Warrants issued to the Meteora FPA Parties for no additional consideration pursuant to the Forward Purchase Agreement; (ii) up to 2,173,913 shares of Class A Common Stock issuable upon conversion of 2,500,000 shares of Series A Preferred Stock, which were issued to the Sponsor concurrently with the Closing in a private exchange offer for 2,500,000 shares of Anzu Class B Common Stock originally issued in connection with the IPO at a price of $0.002 per share and have a conversion price of $11.50 per share; (iii) up to 869,565 shares of Class A Common Stock issuable upon conversion of an aggregate of 1,000,000 shares of Series A Preferred Stock, which were issued to the PIPE Investors in connection with the Closing at a price of $10.00 per share and have a conversion price of $11.50 per share; (iv) up to 869,565 shares of Class A Common Stock issuable upon conversion of 1,000,000 shares of Series A Preferred Stock, which were issued to GAT in connection with the Closing in exchange for the Legacy Envoy Bridge Note at a price of $10.00 per share and have a conversion price of $11.50 per share; (v) 2,000,000 shares of Class A Common Stock (1,000,000 of which remain unvested and subject to forfeiture and will vest upon the approval from the United States Food and Drug Administration of the Acclaim CI or upon a change of control of the Company) issued to the Sponsor concurrently with the Closing upon conversion of 2,000,000 shares of Anzu Class B Common Stock originally issued in connection with the IPO at a price of $0.002 per share; (vi) an aggregate of 125,000 shares of Class A Common Stock issued to Anzu’s former directors concurrently with the Closing upon conversion of 125,000 shares of Anzu Class B Common Stock originally issued in connection with the IPO at a price of $0.002 per share; (vii) an aggregate of 490,000 shares of Class A Common Stock issued to the Sponsor concurrently with the Closing upon conversion of 490,000 shares of Anzu Class B Common Stock and subsequently transferred by the Sponsor to certain third parties for no additional consideration pursuant to (a) side letter agreements, dated December 6, 2021, by and between the Sponsor and certain institutional investors and (b) extension support agreements, by and among Anzu, the Sponsor and several unaffiliated third parties; (viii) an aggregate of 8,512 shares of Class A Common Stock issued to the Meteora FPA Parties concurrently with the Closing for no additional consideration pursuant to the Forward Purchase Agreement; and (ix) an aggregate of 10,795,411 shares of Class A Common Stock issued to the Key Seller Stockholders concurrently with the Closing, and as consideration in the Business Combination, upon the conversion of an aggregate of 169,731,160 shares of Legacy Envoy Common Stock held by the Key Seller Stockholders into shares of Class A Common Stock. We will not receive any proceeds from the sale of Shortfall Warrants or Class A Common Stock by the Selling Securityholders pursuant to the Prospectus.

We registered the securities for resale pursuant to the Selling Securityholders’ registration rights under certain agreements between us and the Selling Securityholders. Our registration of the securities covered by the Prospectus does not mean that the Selling Securityholders will offer or sell any of their Shortfall Warrants or Class A Common Stock. The Selling Securityholders may offer, sell or distribute all or a portion of their Shortfall Warrants and Class A Common Stock publicly or through private transactions at prevailing market prices or at negotiated prices. We will not receive any proceeds from the sale of Shortfall Warrants or Class A Common Stock by the Selling Securityholders pursuant to the Prospectus. We provide more information about how the Selling Securityholders may sell their Shortfall Warrants and Class A Common Stock in the section entitled “Plan of Distribution.”

This prospectus supplement incorporates into the Prospectus the information contained in our attached current report on Form 8-K, which was filed with the Securities and Exchange Commission on June 25, 2024.

You should read this prospectus supplement in conjunction with the Prospectus, including any supplements and amendments thereto. This prospectus supplement is qualified by reference to the Prospectus except to the extent that the information in the prospectus supplement supersedes the information contained in the Prospectus. This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus, including any supplements and amendments thereto.

Our Class A Common Stock and Public Warrants are listed on The Nasdaq Capital Market under the symbols “COCH” and “COCHW,” respectively. On June 24, 2024, the closing price of our Class A Common Stock was $2.33 and the closing price for our Public Warrants was $0.05.

See the section entitled “Risk Factors” beginning on page 10 of the Prospectus to read about factors you should consider before buying our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement of the Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is June 25, 2024.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): June 24, 2024

ENVOY MEDICAL, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-40133	86-1369123
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

4875 White Bear Parkway White Bear Lake, MN	55110
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (877) 900-3277

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Common Stock, par value $0.0001 per share	COCH	The Nasdaq Stock Market LLC
Redeemable Warrants, each whole Warrant exercisable for one share of Class A Common Stock at an exercise price of $11.50 per share	COCHW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry into a Material Definitive Agreement.

As previously disclosed, on April 17, 2023, Envoy Medical, Inc. (formerly known as Anzu Special Acquisition Corp I) (the “Company”) and Envoy Medical Corporation (“Legacy Envoy”) entered into an agreement (as amended to date, the “Forward Purchase Agreement”) with Meteora Special Opportunity Fund I, LP (“MSOF”), Meteora Capital Partners, LP (“MCP”), Meteora Select Trading Opportunities Master, LP (“MSTO”) and Meteora Strategic Capital, LLC (“MSC” and, collectively with MSOF, MCP and MSTO, the “Meteora FPA Parties”) for an OTC Equity Prepaid Forward Transaction. Pursuant to the terms of the Forward Purchase Agreement, among other things, the Company issued 3,874,394 warrants (the “Shortfall Warrants”) to purchase up to 3,874,394 shares (the “Shortfall Warrant Shares”) of the Company’s Class A common stock, par value $0.0001 per share (the “Common Stock”) at an exercise price of $10.46 per share. On November 27, 2023, the Company and the Meteora FPA Parties entered into a Common Stock Purchase Warrant (the “Common Stock Purchase Warrant”), pursuant to which the Company issued to the Meteora FPA Parties Shortfall Warrants to purchase up to 3,874,394 shares of Common Stock.

On June 24, 2024, the Company and the Meteora FPA Parties entered into Amendment No. 1 to the Common Stock Purchase Warrant (the “Shortfall Warrant Amendment”). The Shortfall Warrant Amendment provides for the extension of the expiration date of the Shortfall Warrants by six months, from June 30, 2024 to December 31, 2024.

The issuance and resale of the Shortfall Warrant Shares and the resale of the Shortfall Warrants have been registered pursuant to the Company’s Registration Statement on Form S-1 (File No. 333-276590), which was declared effective by the U.S. Securities and Exchange Commission on May 2, 2024.

The foregoing description of the Shortfall Warrant Amendment does not purport to be complete and is qualified in its entirety by reference to the full text of the Shortfall Warrant Amendment, which is attached to this Current Report on Form 8-K as Exhibit 10.1 and incorporated herein by reference.

Item 9.01 Financial Statements and Exhibits

(d) Exhibits.

Exhibit No.	Exhibit
10.1	Amendment No. 1 to Common Stock Purchase Warrant.
104	Cover Page Interactive Data File (embedded within the XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 25, 2024	ENVOY MEDICAL, INC.

	By:	/s/ David R. Wells
David R. Wells
Chief Financial Officer

Exhibit 10.1

AMENDMENT NO. 1 TO
COMMON STOCK PURCHASE WARRANT

This AMENDMENT NO. 1 TO COMMON STOCK PURCHASE WARRANT (this “Amendment”) is entered into as of June 24, 2024, by and between Envoy Medical, Inc., a Delaware corporation (the “Company”), and Meteora Special Opportunity Fund I, LP, Meteora Capital Partners, LP, Meteora Select Trading Opportunities Master, LP and Meteora Strategic Capital, LLC (collectively, the “Holder”). Capitalized terms used herein and not otherwise defined are defined in the Original Warrant (as defined below).

WHEREAS, the Holder is the holder of a Common Stock Purchase Warrant, issued as of November 27, 2023, to purchase up to 3,874,394 shares of Common Stock (the “Original Warrant”);

WHEREAS, pursuant to Section 5(m) of the Original Warrant, the Original Warrant may be modified or amended or the provisions thereof waived with the written consent of the Company and the Holder; and

WHEREAS, the Company and the Holder desire to amend the Original Warrant as set forth in this Amendment.

NOW, THEREFORE, in consideration of the mutual agreements contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the Company and the Holder hereby agree as follows:

1. Amendment to Termination Date. The Original Warrant is hereby amended by deleting the reference to “June 30, 2024” in the definition of “Termination Date” in the initial paragraph thereof and inserting a reference to “December 31, 2024” in its place.

2. No Further Amendment. Except as amended by this Amendment, the Original Warrant remains unaltered and shall remain in full force and effect.

3.  Acknowledgements and Other Agreements. The parties hereto acknowledge and agree that, notwithstanding anything to the contrary set forth in the Forward Purchase Agreement, which provides that the Shortfall Warrants shall expire on June 30, 2024, no amendment to the Forward Purchase Agreement is necessary to effect the terms of this Amendment, and the Termination Date as set forth in this Amendment shall supersede the expiration date of the Shortfall Warrants as provided in the Forward Purchase Agreement.

4. Jurisdiction. All questions concerning the construction, validity, enforcement and interpretation of this Amendment shall be determined in accordance with the provisions of that certain confirmation of equity prepaid forward transaction, dated as of April 17, 2023, as amended, by and among the Company, Envoy Medical Corporation and the Holder.

5. Counterparts. This Amendment may be executed in any number of counterparts, each of which will be deemed an original and all of which together will constitute one and the same instrument. Signatures delivered by facsimile, electronic mail (including as a PDF file) or other transmission method shall be deemed to be original signatures, shall be valid and binding, and, upon delivery, shall constitute due execution of this Amendment.

(Signature page follows)

IN WITNESS WHEREOF, each of the Company and the Holder has caused this Amendment to be executed by its officer thereunto duly authorized as of the date first above indicated.

ENVOY MEDICAL, INC.

By:	/s/ David R. Wells
Name:	David R. Wells
Title:	Chief Financial Officer

METEORA SPECIAL OPPORTUNITY FUND I, LP
METEORA CAPITAL PARTNERS, LP
METEORA SELECT TRADING OPPORTUNITIES MASTER, LP
METEORA STRATEGIC CAPITAL, LLC

By:	/s/ Vikas Mittal
Name:	Vikas Mittal
Title:	CIO/Managing Member

Acknowledged and Agreed,

ENVOY MEDICAL CORPORATION

By:	/s/ David R. Wells
Name:	David R. Wells
Title:	Chief Financial Officer

[Signature Page to Amendment No. 1 to Common Stock Purchase Warrant]